Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-4 of BGC Partners, Inc., pertaining to the registration of $300 million of 3.750% Senior Notes due 2024, of our report dated August 23, 2017, with respect to the consolidated statements of operations, changes in member’s capital and cash flows of Berkeley Point Financial LLC for the year ended December 31, 2016, not incorporated by reference herein, which report appears in the December 31, 2018 annual report on Form 10-K of BGC Partners, Inc. and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

Boston, Massachusetts

October 11, 2019